As filed with the Securities and Exchange Commission on September 24, 1997


Registration No. 333-12709


U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-14
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933


[ x ] Pre-Effective Amendment No. 1      [  ] Post-Effective Amendment No.
SMITH BARNEY MUNI FUNDS
(Exact name of Registrant as specified in Charter)

Area Code and Telephone Number:  (800) 224-7523
388 Greenwich Street, New York, New York 10013
(Address of principal executive offices)   (Zip Code)

Christina T. Sydor, Esq.
Smith Barney Inc.
388 Greenwich Street New York, New York  10013 (22nd floor)
(Name and address of agent for service)

copy to:

John E. Baumgardner, Jr., Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended March 31, 1997 was filed with the Securities and Exchange Commission on May 9, 1997.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, by action pursuant to said Section 8(a), may determine.

SMITH BARNEY MUNI FUNDS

CONTENTS OF
REGISTRATION STATEMENT

This Registration Statement contains the following pages and documents:

	Front Cover

	Contents Page

	Cross-Reference Sheet

	Letter to Shareholders

	Notice of Special Meeting

	Instructions for Signing Proxy Card

	Part A - Prospectus/Proxy Statement

	Part B - Statement of Additional Information

	Part C - Other Information

	Signature Page

	Exhibits



SMITH BARNEY MUNI FUNDS

FORM N-14 CROSS REFERENCE SHEET
Pursuant to Rule 481(a) Under the Securities Act of 1933

						Prospectus/Proxy
Part A Item No. and Caption			Statement Caption

Item 1.	Beginning of Registration			Cover Page; Cross
	Statement and Outside Front		Reference Sheet
	Cover Page of Prospectus

Item 2.	Beginning and Outside Back		Table of Contents
	Cover Page of Prospectus

Item 3.	Synopsis Information and Risk Factors	Fee Table; Summary;
						Risk Factors; Comparison
						of Investment Objectives
						and Policies

Item 4.	Information About the Transaction		Summary: Reasons for the
						Reorganization;
						Information about the
						Reorganization; Information
						on Shareholders' Rights;
						Exhibit A (Plan of Reorganization)

Item 5.	Information About the Registrant		Cover Page; Summary;
						Information about
						the Reorganization; Comparison
						of Investment Objectives and
						Policies; Information on
						Shareholders' Rights;
						PerformanceInformation for the
						National Portfolio; Additional
						Information About the National
						Portfolio and the Ohio Portfolio

Item 6.	Information About the			Summary; Information
	Company Being Acquired			About the Reorganization;
						Comparison of Investment
						Objectives and Policies;
						Information on Shareholders'
						Rights; Additional Information
						About the National Portfolio
						and the Ohio Portfolio

Item 7.	Voting Information			Summary; Information About
						the Reorganization; Information on
						Shareholders' Rights; Voting
						Information

Item 8.	Interest of Certain Persons		Financial Statements and Experts;
	and Experts; 				Legal Matters

Item 9.	Additional Information			Not Applicable
	Required for Reoffering By
	Persons Deemed to be Underwriters



						Statement of Additional
Part B Item No. and Caption			Information Caption

Item 10.	Cover Page				Cover Page

Item 11.	Table of Contents 			Cover Page

Item 12.	Additional Information			Cover Page; Statement of
	About the Registrant			Additional Information of
						Smith Barney Muni Funds
						dated July 29, 1997

Item 13.	Additional Information 			Cover Page; Statement of
	About the Company Being		Additional Information of
	Acquired				Smith Barney Muni Funds
						dated July 29, 1997

Item 14.	Financial Statements			Annual Report of Smith Barney
						Muni Funds dated March 31, 1997

Part C Item No. and Caption			Other Information Caption

Item 15.	Indemnification				Incorporated by Reference to
						Part A Caption " Information on
						Shareholders' Rights - Liability
						of Trustees"

Item 16.	Exhibits					Exhibits

Item 17.	Undertakings				Undertakings


SMITH BARNEY MUTUAL FUNDS
Investing for your future.  Every day.

To Shareholders Of Smith Barney Muni Funds -
Ohio Portfolio
Your Vote is Important

	Dear Shareholder:

		The Board of Trustees of Smith Barney Muni Funds (the "Fund") reviewed and has unanimously endorsed a proposal for a reorganization of the Smith
Barney Muni Funds - Ohio Portfolio ("Ohio Portfolio"), a separate investment portfolio of the Fund, which it judges to be in the best interests the Ohio
Portfolio shareholders.

		Under the terms of the proposed reorganization, Smith Barney Muni Funds
- National Portfolio ("National Portfolio"), would acquire all or substantially all of the Ohio Portfolio's assets and liabilities.  The Ohio
Portfolio would be liquidated and you would become a shareholder of the
National Portfolio having received shares with an aggregate net asset value equivalent to the aggregate net asset value of your Ohio Portfolio investment at the time of the transaction. No sales charge would be imposed in the transaction. The transaction would, in the opinion of counsel, be free from
Federal income taxes to you, the Ohio Portfolio and the National Portfolio.



   		The Board of Trustees believes that the proposed reorganization is in the best interests of Ohio Portfolio shareholders and should provide benefits due, in part, to the substantially higher expense ratio and substantially lower performance that would result if management were to discontinue its voluntary practice of waiving a portion of the Ohio Portfolio's fees and expenses, including the management fee.

Please complete, sign and mail the enclosed proxy card...today!

		To consider this transaction, we have called a Special Meeting of Shareholders to be held on November 21, 1997. We strongly urge your participation by asking you to review, complete and return your proxy promptly in the postage-paid envelope provided.

		For more details about the proposed transaction, please refer to the enclosed proxy statement.  On behalf of the Board, I thank you for your participation as a shareholder.  If you sign and date your proxy card, but do not provide voting instructions, your shares will be voted FOR the reorganization proposal.

		We thank you for your timely response and look forward to continuing to serve your investment needs with Smith Barney Mutual Funds.  If you have any questions, please call your Financial Consultant, who will be pleased to assist you.

		IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS
BE RECEIVED PROMPTLY.

		Sincerely,

		Heath B. McLendon
		Chairman of the Board

October 3, 1997



SMITH BARNEY MUNI FUNDS - OHIO PORTFOLIO
388 Greenwich Street
New York, New York 10013

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On November 21, 1997


	Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Smith Barney Muni Funds - Ohio Portfolio (the "Ohio Portfolio"), will be held at 388 Greenwich Street, New York, New York, 22nd Floor on November 21, 1997, commencing at 10:00 a.m. for the following purposes:

	1.	To consider and act upon the Plan of Reorganization (the "Plan")
dated as of November 12, 1996 and amended as of September 3, 1997, providing for: (i) the acquisition of all or substantially all of the assets of the Ohio Portfolio by the National Portfolio, a separate series of Smith Barney Muni Funds (the "National Portfolio"), in exchange for shares of the National Portfolio and the assumption by the National Portfolio of all stated liabilities of the Ohio Portfolio; (ii) the distribution of such shares of the National Portfolio to shareholders of the Ohio Portfolio in liquidation of the Ohio Portfolio;
and (iii) the subsequent termination of the Ohio Portfolio.

	2.	To transact any other business which may properly come before the
Meeting or any adjournment thereof.

		The Trustees of the Smith Barney Muni Funds have fixed the close of business on September 22, 1997 as the record date for the determination of shareholders of the Ohio Portfolio entitled to notice of and to vote at this Meeting or any adjournment thereof (the "Record Date").

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.
SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE
URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED
PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE,
SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING.
INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXIES ARE
SET FORTH ON THE FOLLOWING PAGE.  PROXIES MAY BE REVOKED
AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT
EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING
WRITTEN NOTICE OF REVOCATION TO THE OHIO PORTFOLIO AT ANY
TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON
AT THE MEETING.

					By Order of the Board of Trustees

					Christina T. Sydor
					Secretary
September [24], 1997

YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.




INSTRUCTIONS FOR SIGNING PROXY CARDS

	The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

	1.	Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

	2.	Joint Accounts:  Either party may sign, but the name of the
party signing should conform exactly to the name shown on the registration on the proxy card.

	3.	All Other Accounts:  The capacity of the individual signing
the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration					Valid Signatures

Corporate Accounts
	(1)  ABC Corp.				ABC Corp.
	(2)  ABC Corp.				John Doe, Treasurer
	(3)  ABC Corp.
	         c/o John Doe, Treasurer		John Doe
	(4)  ABC Corp. Profit Sharing Plan	John Doe, Trustee

Fund Accounts
	(1)  ABC Trust				Jane B. Doe, Trustee
	(2)  Jane B. Doe, Trustee
	         u/t/d 12/28/78			Jane B. Doe

Custodial or Estate Accounts
	(1)  John B. Smith, Cust.
	            f/b/o John B. Smith, Jr. UGMA	John B. Smith
	(2)  John B. Smith			John B. Smith, Jr.,
						Executor



PROSPECTUS/PROXY STATEMENT DATED September [24], 1997


SMITH BARNEY MUNI FUNDS - NATIONAL PORTFOLIO
388 Greenwich Street
New York, New York 10013
(800) 224-7523

SMITH BARNEY MUNI FUNDS - OHIO PORTFOLIO
388 Greenwich Street
New York, New York 10013
(800) 224-7523

	This Prospectus/Proxy Statement is being furnished to shareholders of the Ohio Portfolio, a separate series of Smith Barney Muni Funds (the "Ohio Portfolio"), in connection with a proposed Plan of Reorganization (the "Plan"), to be submitted to shareholders for consideration at a Special Meeting of Shareholders to be held on November 21, 1997 at 10:00 a.m. New York City time, at the offices of Smith Barney Inc., located at 388 Greenwich Street, 22nd Floor, New York, New York, and any adjournments thereof (the "Meeting").

	The Plan provides for all or substantially all of the assets of the Ohio Portfolio to be acquired by the National Portfolio, a separate series of Smith Barney Muni Funds (the "National Portfolio"), in exchange for shares of the National Portfolio and the assumption by the National Portfolio of all stated liabilities of the Ohio Portfolio (hereinafter referred to as the "Reorganization"). (The Ohio Portfolio and the National Portfolio are sometimes referred to hereinafter collectively as the "Portfolios" and individually as a "Portfolio.") Following the Reorganization, shares of the National Portfolio will be distributed to shareholders of the Ohio Portfolio in liquidation of the Ohio Portfolio and the Ohio Portfolio will be terminated. As a result of the Reorganization, each shareholder of the Ohio Portfolio will receive that number of shares of the National Portfolio having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Ohio Portfolio. Holders of Class A shares in the Ohio Portfolio will receive Class A shares of the National Portfolio, and no sales charge will be imposed on the Class A shares of the National Portfolio received by the Ohio Portfolio Class A shareholders. Holders of Class B and Class C shares in the Ohio Portfolio will receive Class B and Class C shares, respectively, of the National Portfolio, and no contingent deferred sales charge ("CDSC") will be imposed upon them in connection with the consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply, and in calculating the applicable CDSC payable upon the subsequent redemption of Class B or Class C shares of the National Portfolio, the period during which an Ohio Portfolio shareholder held Class B or Class C shares of the Ohio Portfolio will be counted. Holders of Class Y shares in the Ohio Portfolio will receive Class Y shares of the National Portfolio. This Reorganization is being structured as a tax-free reorganization.

	The National Portfolio and the Ohio Portfolio are separate series of Smith Barney Muni Funds, an open-end management investment company. The National Portfolio is a diversified fund, whereas the Ohio Portfolio is non-diversified. Each Portfolio seeks as high a level of income exempt from Federal income taxes as is consistent with prudent investing, although the Ohio Portfolio also seeks income exempt from the personal income taxes of the State of Ohio. The Ohio Portfolio shareholders would no longer be invested in a fund that seeks to take advantage of the Ohio state income tax exemption if they become shareholders of the National Portfolio. Smith Barney Mutual Funds Management Inc. (the "Manager"), a subsidiary of Smith Barney Holdings Inc., serves as investment manager to both the National Portfolio and the Ohio Portfolio.

	The investment policies of the National Portfolio are similar to those of the Ohio Portfolio. Certain differences in the investment policies of the Ohio and National Portfolios are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

	This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the National Portfolio that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated by reference. A Statement of Additional Information dated October 3, 1997 relating to this Prospectus/Proxy Statement and the Reorganization has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by calling 1 (800) 224-7523, writing to the Ohio Portfolio at the address listed on the cover page of this Prospectus/Proxy Statement, or by contacting a Smith Barney Financial Consultant.

	The Prospectus of Smith Barney Muni Funds - National Portfolio dated July 29, 1997 and the Prospectus of Smith Barney Muni Funds - Ohio Portfolio dated July 29, 1997 are incorporated in their entirety by reference and a copy of the Prospectus for the National Portfolio is included herewith. Also included as Exhibit A to this Prospectus/Proxy Statement is a copy of the Plan of Reorganization for the Reorganization.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


(Cover, continued)




TABLE OF CONTENTS

							Page

Additional Materials
Fee Tables
Summary
Risk Factors
Reasons for the Reorganization
Information about the Reorganization
Performance Information for the National Portfolio
Comparison of Investment Objectives and Policies
Information on Shareholders' Rights
Additional Information About the National Portfolio
     and the Ohio Portfolio
Other Business
Voting Information
Financial Statements and Experts
Legal Matters
Exhibit A: Plan of Reorganization				Appendix


ADDITIONAL MATERIALS

	The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated September [ ], 1997 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

	1.	Statement of Additional Information
of Smith Barney Muni Funds dated July 29, 1997.

	2.	Annual Report of Smith Barney Muni
Funds - National Portfolio dated March 31, 1997.

	3.	Annual Report of Smith Barney Muni
Funds - Ohio Portfolio dated March 31, 1997.




FEE TABLES

	Following are tables showing the current costs and expenses of the Class A, B, C and Y shares of the National Portfolio and the Ohio Portfolio for the fiscal year ended March 31, 1997 and the pro forma costs and expenses expected to be incurred by each such Class of the National Portfolio after giving effect to the Reorganization, each based on the maximum sales charge or maximum contingent deferred sales charge ("CDSC") that may be incurred at the time of purchase or redemption:

CLASS A SHARES			National		Ohio
					Portfolio		Portfolio	     Pro Forma***
Shareholder Transaction Expenses
	Maximum sales charge
	imposed on purchases		4.00%		4.00%	     4.00%
	     (as a percentage of
	     offering price)
	Maximum CDSC			None*		None*	     None*
	     (as a percentage of
	     original cost or redemption
	      proceeds, whichever is lower)


Annual Portfolio Operating Expenses
	(as a percentage of average
	net assets)
	     Management fees		0.45%		0.17%**     0.45%
	     12b-1 fees			0.15		0.15	     0.15
	      Other expenses 		0.10		0.46	     0.10


Total Portfolio Operating			0.70%		0.78%**     0.70%
Expenses


*	Purchases of Class A shares, which when combined with current holdings of
Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

**	"Management fees" have been restated to reflect the management fee waiver currently in effect for the Fund.  During the fiscal year ended March 31,
1997, the Manager voluntarily waived its fees, which would otherwise be equal to 0.45% of the value of the Fund's average daily net assets, thereby decreasing the amount paid by the Fund in respect of management fees to 0.00% of the value of the Fund's average daily net assets.  This had the effect of lowering the Fund's overall expenses and increasing the returns available to investors.  If the Manager had not elected to waive fees and reimburse expenses, the total operating expenses for Class A shares for the fiscal year ended March 31, 1997 would have been 1.22% of average daily net assets.

***	The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the
Reorganization had taken place as of April 1, 1997.

CLASS B SHARES			National		Ohio
					Portfolio		Portfolio	     Pro Forma***
Shareholder Transaction Expenses
	Maximum sales charge
	imposed on purchases		None 		None	     None
	     (as a percentage of
	     offering price)
	Maximum CDSC			4.50%		4.50%	     4.50%
	     (as a percentage of
	     original cost or redemption
	      proceeds, whichever is lower)


Annual Portfolio Operating Expenses
	(as a percentage of average
	net assets)
	     Management fees		0.45%		0.17%**     0.45%
	     12b-1 fees			0.65*		0.65*	     0.65*
	      Other expenses 		0.10		0.48**	     0.10


Total Portfolio Operating			1.20%		1.30%**     1.20%
Expenses

*	Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee.

**	"Management fees" have been restated to reflect the management fee waiver currently in effect for the Fund.  During the fiscal year ended March 31,
1997, the Manager voluntarily waived its fees, which would otherwise be equal to 0.45% of the value of the Fund's average daily net assets, thereby decreasing the amount paid by the Fund in respect of management fees to 0.00% of the value of the Fund's average daily net assets.  This had the effect of lowering the Fund's overall expenses and increasing the returns available to investors.  If the manager had not elected to waive fees and reimburse expenses, the total operating expenses for Class B shares for the fiscal year ended March 31, 1997 would have been 1.74% of average daily net assets.

***	The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the
Reorganization had taken place as of April 1, 1997.


CLASS C SHARES			National		Ohio
					Portfolio		Portfolio	     Pro Forma***
Shareholder Transaction Expenses
	Maximum sales charge
	imposed on purchases		None 		None	     None
	     (as a percentage of
	     offering price)
	Maximum CDSC			1.00%		1.00%	     1.00%
	     (as a percentage of
	     original cost or redemption
	      proceeds, whichever is lower)


Annual Portfolio Operating Expenses
	(as a percentage of average
	net assets)
	     Management fees		0.45%		0.17%**     0.45%
	     12b-1 fees			0.70*		0.70*	     0.70
	      Other expenses 		0.12		0.47**	     0.12


Total Portfolio Operating			1.27%		1.34%**     1.27%
Expenses

*	Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National
Association of Securities Dealers, Inc.

**	"Management fees" have been restated to reflect the management fee waiver currently in effect for the Fund.  During the fiscal year ended March 31,
1997, the Manager voluntarily waived its fees, which would otherwise be equal to 0.45% of the value of the Fund's average daily net assets, thereby decreasing the amount paid by the Fund in respect of management fees to 0.00% of the value of the Fund's average daily net assets.  This had the effect of lowering the Fund's overall expenses and increasing the returns available to investors.  If the Manager had not elected to waive fees and reimburse expenses, the total operating expenses for Class C shares for the fiscal year ended March 31, 1997 would have been 1.78% of average daily net assets.

***	The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the
Reorganization had taken place as of April 1, 1997.

CLASS Y SHARES			National	 	Ohio
				            	Portfolio		Portfolio	     Pro Forma**
Shareholder Transaction Expenses
	Maximum sales charge
	imposed on purchases		None 		None	     None
	     (as a percentage of
	     offering price)
	Maximum CDSC			None		None	     None
	     (as a percentage of
	     original cost or redemption
	      proceeds, whichever is lower)


Annual Portfolio Operating Expenses
	(as a percentage of average
	net assets)
	     Management fees		0.45%		0.17%*       0.45%
	     12b-1 fees			--		--	     --
	      Other expenses 		0.10+		0.46+*	     0.10


Total Portfolio Operating			0.55%		0.63%*     0.55%
Expenses

+	"Other Expenses" for National Portfolio and Ohio Portfolio Class Y shares have been estimated because no National Portfolio or Ohio Portfolio Class
Y shares were outstanding for the period ended March 31, 1997.

*	"Management fees" have been restated to reflect the management fee waiver currently in effect for the Fund.  During the fiscal year ended March 31,
1997, the Manager voluntarily waived its fees, which would otherwise be equal to 0.45% of the value of the Fund's average daily net assets, thereby decreasing the amount paid by the Fund in respect of management fees to 0.00% of the value of the Fund's average daily net assets.  This had the effect of lowering the Fund's overall expenses and increasing the returns available to investors.  If the Manager had not elected to waive fees and reimburse expenses, the total operating expenses for Class Y shares for the fiscal year ended March 31, 1997 would have been 1.07% of average daily net assets.

**	The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the
Reorganization had taken place as of April 1, 1997


Examples

	The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.

An investor would pay the
following expenses on a $1,000
investment, assuming (1) 5.00%
annual return and (2) redemption
at the end of each time period: 	1 Year	3 Years 	5 Years	10 Years

Class A
  National Portfolio		$47	$61	$77	$124
  Ohio Portfolio			48	64	82	133
  Pro Forma			47	61	77	124

Class B
  National Portfolio		$57	$68	$76	$132
  Ohio Portfolio			58	71	81	142
  Pro Forma			57	68	76	132

Class C
  National Portfolio		$23	$40	$70	$153
  Ohio Portfolio			24	42	73	161
  Pro Forma			23	40	70	153

Class Y
  National Portfolio		$ 6	$18	$31	$69
  Ohio Portfolio			6	20	35	79
  Pro Forma			6	18	31	69



An investor would pay the
following expenses on the
same annual return and no
redemption:			1 Year	3 Years 	5 Years	10Years

Class A
  National Portfolio		$47	$61	$77	$124
  Ohio Portfolio			48	64	82	133
  Pro Forma			47	61	77	124

Class B
  National Portfolio		$12	$38	$66	$132
  Ohio Portfolio			13	41	71	142
  Pro Forma			12	38	66	132

Class C
  National Portfolio		$13	$40	$70	$153
  Ohio Portfolio			14	42	73	161
  Pro Forma			13	40	70	153

Class Y
  National Portfolio		$6	$18	$31	$69
  Ohio Portfolio			6	20	35	79
  Pro Forma			6	18	31	69

	The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods.  To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption.  However, each Portfolio's actual return will vary and may be greater or less than 5.00%.  These examples should not be considered representations of past or future expenses and actual expenses may be greater or less than those shown.


SUMMARY

	This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Prospectuses of the National Portfolio and the Ohio Portfolio dated July 29, 1997, the Statement of Additional Information of Smith Barney Muni Funds dated July 29, 1997, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A.

	Proposed Reorganization. The Plan provides for the transfer of all or substantially all of the assets of the Ohio Portfolio in exchange for shares of the National Portfolio and the assumption by the National Portfolio of all stated liabilities of the Ohio Portfolio. The Plan also calls for the distribution of shares of the National Portfolio to the Ohio Portfolio shareholders in liquidation of the Ohio Portfolio. As a result of the Reorganization, each shareholder of the Ohio Portfolio will become the owner of that number of full and fractional shares of the National Portfolio having an aggregate net asset value equal to the aggregate net asset value of the shares of the Ohio Portfolio held by the shareholder, as of the close of business on the date that the Ohio Portfolio's assets are exchanged for shares of the National Portfolio. (Shareholders of Class A, Class B, Class C and Class Y shares of the Ohio Portfolio will receive Class A, Class B, Class C and Class Y shares, respectively, of the National Portfolio.) See "Information About the Reorganization."

	For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of Smith Barney Muni Funds (the "Fund"), including all of the Trustees who are "interested persons" of the Fund within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees"), have unanimously concluded that the Reorganization would be in the best interests of the shareholders of the Ohio Portfolio and that the interests of the Ohio Portfolio's shareholders will not be diluted as a result of the Reorganization, and therefore has submitted the Plan for approval by the Ohio Portfolio's shareholders. The Board of Trustees of the Fund (the "Board") reached similar conclusions with respect to the National Portfolio and also approved the Reorganization with respect to the National Portfolio.

	Approval of the Reorganization will require the affirmative vote of a majority of the shares of the Ohio Portfolio represented in person or by proxy at the Meeting. The presence in person or by proxy of the holders of record of one-third of the shares of the Ohio Portfolio will constitute a quorum at the Meeting. For purposes of voting with respect to the Reorganization, the Class A, Class B, Class C and Class Y shares, if any, of the Ohio Portfolio will vote together as a single class.

	Tax Consequences. Prior to the Reorganization, as described more fully below under "Information about the Reorganization--Federal Income Tax Consequences," the Fund will have received an opinion from counsel to the effect that, upon the Reorganization, no gain or loss will be recognized by the Ohio Portfolio or its shareholders for Federal income tax purposes; the holding period and tax basis of shares of the National Portfolio that are received by each Ohio Portfolio shareholder will be the same as the holding period and tax basis of the shares of the Ohio Portfolio previously held by such shareholder; and that the holding period and tax basis of the assets of the Ohio Portfolio in the hands of the National Portfolio as a result of the Reorganization will be the same as in the hands of the Ohio Portfolio immediately prior to the Reorganization.

	Investment Objectives and Policies. The Ohio Portfolio and the National Portfolio both seek as high a level of income exempt form Federal income taxes as is consistent with prudent investing. In addition, the Ohio Portfolio invests primarily in obligations issued by the State of Ohio and its political subdivisions, agencies and instrumentalities. The Ohio Portfolio shareholders will no longer be invested in a fund which seeks to provide income eligible for their state tax exemption if they become shareholders of the National Portfolio, since the National Portfolio generally does not seek income exempt from Ohio taxes.

	The Portfolios have similar investment policies. Each of the Portfolios may invest in municipal obligations of varying maturities, and each typically invests in securities with remaining maturities of 5 to 30 years. The Portfolios have substantially the same policies pertaining to the credit ratings of the municipal obligations in which they invest. For a more extensive discussion of the similarities and differences between the investment policies and restrictions of the National Portfolio and the Ohio Portfolio, see "Comparison of Investment Objectives and Policies."

	While the Ohio Portfolio may invest up to 15% of its net assets in illiquid securities, the National Portfolio is currently subject to a 10% restriction in this regard. The Board of Trustees has reviewed the 10% restriction and has recommended that it be increased to 15%, the maximum limit under SEC staff interpretations.

	The Ohio Portfolio is a "non-diversified" fund under the 1940 Act, whereas the National Portfolio is a "diversified" fund. Under the 1940 Act, with respect to 75% of a diversified fund's assets, no more than 5% of the fund's assets may be invested in one issuer. With respect to municipal securities, the issuers consist of either a particular state (for a general obligation bond or note) or the particular facility which backs the payment obligation under a revenue bond. At certain times, a non-diversified fund can take advantage of favorable investment opportunities by investing more heavily in one issuer, involving more than 5% of the fund's assets. This could provide additional flexibility for the investment of a non-diversified fund's assets. However, such flexibility is usually viewed as more useful to a single state municipal bond fund (such as the Ohio Portfolio), which has less flexibility to make investments in municipal issuers outside the state. Because the National Portfolio may invest more broadly among issuers in various states, there are more issuers from which to choose. In addition, the diversified status of the National Portfolio may be viewed as providing a lower risk profile, since credit risks involved with investments in particular issuers will be limited by the greater level of diversification. Moreover, the ability of the Ohio Portfolio to utilize its non-diversified status is limited somewhat by certain asset diversification requirements that must be met under Subchapter M of the Internal Revenue Code in order for it to obtain "flow-through" tax treatment. The asset diversification requirements under Subchapter M are similar to the requirements for a diversified status under the 1940 Act, except that the Subchapter M diversification requirements limiting investments in the same issuer to no more than 5% of a fund's assets and to 10% of the issuer's voting securities are applicable only with respect to 50% (rather than 75%) of the assets of the fund, and must be met only on a quarterly basis (rather than at all times when an investment is made).

	Purchase and Redemption Procedures. Purchases of shares of the National Portfolio and the Ohio Portfolio may be made through a brokerage account maintained with Smith Barney Inc. ("Smith Barney"), the Fund's distributor, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of both Portfolios are subject to a maximum initial sales charge of 4.00% of the public offering price. Purchases of Class A shares of both Portfolios, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions within 12 months. Class B shares of both Portfolios are offered at net asset value subject to a maximum CDSC of 4.50% of redemption proceeds, declining by .50% the first year after purchase and by 1.00% each year thereafter to zero. The Class B shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares. Class C shares of both Portfolios are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares, and a CDSC is payable upon certain redemptions. Class Y shares of both Portfolios are sold without an initial sales charge or CDSC, and are available only to investors investing a minimum of $5,000,000.

	Class A shares, except as set forth in the preceding paragraph, and Class Y shares of both Portfolios may be redeemed, at their respective net asset values per share next determined, without charge. Class B shares of both Portfolios may be redeemed at their net asset value per share subject to a CDSC of 4.50% on the lower of the original cost or redemption proceeds, declining by 0.50% the first year after purchase and by 1.00% each year thereafter. Class C shares of both Portfolios may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Portfolios held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to the transfer agent, First Data Investor Services Group, Inc. ("First Data"). See "Redemption of Shares" in the accompanying Prospectus of the National Portfolio.

	Exchange Privileges. The exchange privileges available to shareholders of the National Portfolio are identical to those available to shareholders of the Ohio Portfolio. Shareholders of both the Ohio Portfolio and the National Portfolio may exchange at net asset value all or a portion of their shares for shares of the same Class in certain funds of the Smith Barney Mutual Funds.
Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under Federal income tax provisions. No initial sales charge is imposed on the shares being acquired, and no CDSC is imposed on the shares being disposed of, through an exchange. However, a sales charge differential may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. With respect to Class B and Class C shares of the Portfolios, the Class B and Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class B and Class C shares that were exchanged. See "Exchange Privilege" in the accompanying Prospectus of the National Portfolio.

	Dividends. The dividend and distribution policies of both Portfolios are identical. Each Portfolio's policy is to declare and pay dividends monthly from substantially all of the Portfolio's net investment income, and both Portfolios declare and distribute any realized capital gains annually. Unless a shareholder otherwise instructs, dividends and capital gains distributions are reinvested automatically in additional shares of the same Class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Ohio Portfolio will remain in effect after the Reorganization. After the Reorganization, however, the former Ohio Portfolio shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends, Distributions and Taxes" in the accompanying prospectus of the National Portfolio.

	Shareholder Voting Rights. Both the National and Ohio Portfolios are separate series of Smith Barney Muni Funds, a Massachusetts business trust. Shareholders of both Portfolios have identical voting rights. Neither Portfolio holds meetings of shareholders annually, and as permitted by Massachusetts law, normally no meeting of shareholders is held for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. At that time, the Trustees of the Fund then in office will call a shareholders' meeting for the election of Trustees. For purposes of voting with respect to the Reorganization, the Class A, Class B, Class C and Class Y shares, if any, of the Ohio Portfolio shall vote together as a single class.

	In addition, under the laws of the Commonwealth of Massachusetts, shareholders of the Portfolios do not have appraisal rights in connection with a combination or acquisition of the assets of their Portfolio by another entity. Shareholders of the Ohio Portfolio will continue to have the right to redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

RISK FACTORS

	Due to the similarities of the investment objectives and policies of the National Portfolio and the Ohio Portfolio, the investment risks are also similar. Such risks are generally those typically associated with investing primarily in municipal obligations. In addition, the Ohio Portfolio's investment risks include those risks typically associated with investing primarily in obligations issued by a single state and its political subdivisions, agencies and instrumentalities. Such risks are discussed under the caption "Comparison of Investment Objectives and Policies."

REASONS FOR THE REORGANIZATION

	The Board of Trustees of the Fund has determined that it is advantageous to combine the Ohio Portfolio with the National Portfolio. Both Portfolios seek as high a level of income exempt from Federal income tax as is consistent with prudent investing, although the Ohio Portfolio also seeks income exempt from the personal income taxes of Ohio. Both Portfolios have similar investment policies and the same Manager and shareholder servicing agent. In reaching this conclusion, the Trustees considered a number of factors as described below.

	Among the factors considered by the Board was the Manager's representation that the Ohio Portfolio does not have sufficient assets to justify maintaining it as a stand-alone fund. At a September 4, 1996 meeting, the Board of Trustees was advised that the Ohio Portfolio, which had been in existence for more than two years, had only $8.9 million in assets as of June 28, 1996. In contrast, the assets of the National Portfolio reached $397 million as of June 28, 1996. The Board was also informed that the Ohio Portfolio's assets had been growing at a very slow rate and that there was no foreseeable potential for significant future growth. In addition, the Manager reminded the Trustees that it had been subsidizing the Ohio Portfolio by waiving its management fee and absorbing expenses since the Ohio Portfolio's inception and noted that it may be unwilling to continue such subsidies indefinitely. The Board considered that without these subsidies the Ohio Portfolio would have had substantially higher expense ratios and, as a result, significantly lower performance. Specifically, the Board of Trustees was shown financial information as of June 28, 1996 which indicated that, without Smith Barney's subsidies, the total expenses of each of the Ohio Portfolio's Classes would be more than five times greater--going from 0.30% to 1.58%--for Class A shares, and more than doubled--going from 0.83% to 2.14%--for Class B shares and from 0.89% to 2.20% for Class C shares. The Trustees were also shown pro forma information which indicated that the total expense ratio of the Class A shares of the combined fund (assuming the same level of assets of each Portfolio as of June 28, 1996) would be 0.70%--a decrease of 0.88% from the unsubsidized total expense ratio of Class A shares of the Ohio Portfolio, and the total expense ratio of the Class B shares of the combined fund would be 1.19%--a decrease of 0.95% from the unsubsidized total expense ratio of the Class B shares of the Ohio Portfolio. With respect to Class C shares, the pro forma information showed that the total expense ratio of Class C shares of the combined fund would be 1.27%--a decrease of 0.93% from the unsubsidized total expense ratio of the Class C shares of the Ohio Portfolio.

	The Board of Trustees also considered that the Reorganization would permit the shareholders of the Ohio Portfolio to pursue similar investment goals in a larger fund. A larger fund should enhance the ability of the Manager to effect portfolio transactions on more favorable terms and give the Manager greater investment flexibility and the ability to select a larger number of portfolio securities, with the attendant benefits of increased diversification. In addition, the larger aggregate asset base could potentially result in lower overall expense ratios through the spreading of both fixed and variable costs of Portfolio operations over a larger asset base. As a general rule, economies can be expected to be realized with respect to fixed expenses, such as costs of printing and fees for professional services, although expenses that are based on the value of assets or the number of shareholder accounts, such as custody assets, would be largely unaffected by the Reorganization. In addition, the Trustees were advised that the Reorganization would not have a material impact on the operating costs of the National Portfolio and would be effected as a tax-free reorganization.

	In light of the foregoing, the Board of Trustees of the Fund, including all of the Independent Trustees, determined that it is in the best interests of the Ohio Portfolio and its shareholders to combine with the National Portfolio. The Trustees also determined that a combination of the Ohio Portfolio and the National Portfolio would not result in a dilution of the interests of the Ohio Portfolio shareholders.

	The Board of Trustees also determined that it is advantageous to the National Portfolio to acquire the assets of the Ohio Portfolio. Among other reasons, the Board considered that (1) the impact of the Reorganization on the current expenses of the National Portfolio will be minimal; and (2) the Reorganization will be effected as a tax-free reorganization. Accordingly, the Trustees of the Fund, including a majority of the non-interested Trustees, determined that the Reorganization is in the best interests of the National Portfolio's shareholders and that the interests of National Portfolio shareholders will not be diluted as a result of the Reorganization.


INFORMATION ABOUT THE REORGANIZATION

	Plan of Reorganization. The following summary of the Plan is qualified in its entirety by reference to the Plan, which is attached as Exhibit A hereto. The Plan provides that the National Portfolio will acquire all or substantially all of the assets of the Ohio Portfolio in exchange for shares of the National Portfolio and the assumption by the National Portfolio of all stated liabilities of the Ohio Portfolio on December 5, 1997, or such later date as may be agreed upon by the parties (the "Closing Date").

	Prior to the Closing Date, the Ohio Portfolio will endeavor to discharge all of its known liabilities and obligations. The National Portfolio will not assume any liabilities or obligations of the Ohio Portfolio other than those reflected in an unaudited statement of assets and liabilities of the Ohio Portfolio prepared as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE"), currently 4:00 p.m. New York City time, on the Closing Date. The number of full and fractional Class A, Class B, Class C and Class Y shares of the National Portfolio to be issued to the Ohio Portfolio shareholders will be determined on the basis of the National Portfolio's and the Ohio Portfolio's relative net asset values per share for Class A, Class B, Class C and Class Y shares, respectively, computed as of the close of regular trading on the NYSE on the Closing Date. The net asset value per share of each Class will be determined by dividing assets, minus liabilities, by the total number of outstanding shares.

	Both the Ohio Portfolio and the National Portfolio utilize the same procedures to determine the value of their respective portfolio securities. This method of valuation will be employed for the Reorganization and will be consistent with the requirements set forth in each Portfolio's Prospectus, Rule 22c-1 under the 1940 Act, and with the interpretation of such rule by the SEC's Division of Investment Management.

	At or prior to the Closing Date, the Ohio Portfolio will, and the National Portfolio may, declare a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to their respective shareholders all taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Ohio Portfolio's dividend will include all of its net capital gains realized in the taxable year ending on or prior to the Closing Date (after reductions for any capital loss carry forward).

	On or as soon after the Closing Date as conveniently practicable, the Ohio Portfolio will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the National Portfolio received by the Ohio Portfolio. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Ohio Portfolio's shareholders on the share records of the National Portfolio's shareholder servicing agent. Each account will represent the respective pro rata number of full and fractional shares of the National Portfolio due to each of the Ohio Portfolio's shareholders.
After such distribution has been made and the winding up of its affairs the Ohio Portfolio will be terminated.

	The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Ohio Portfolio's shareholders, the Plan may be terminated at any time at or prior to the Closing Date by the Board.

	As of February 28, 1997, Smith Barney Inc. ("Smith Barney"), the distributor of the Portfolios and an affiliate of the Manager, owned 11.2% of the outstanding shares of the Ohio Portfolio. The 1940 Act generally prohibits an "affiliated person" from selling a security or other property to a fund or from purchasing a security from a fund, and when funds have common affiliated persons, transfers of securities between the funds are generally prohibited. These provisions could be deemed to prohibit the transfers contemplated by the Plan in view of Smith Barney's ownership of a significant number of shares of the Ohio Portfolio.

	However, the 1940 Act also provides that the SEC shall issue an order granting an exemption from these prohibitions if, among other requirements, evidence establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (2) the proposed transaction is consistent with the investment policies of each fund, and (3) the proposed transaction is consistent with the general purposes of the 1940 Act. The Fund, the Manager and Smith Barney have filed an application with the SEC for such an order, and the Fund believes that the applicants meet the applicable standards for the receipt of the order. However, there can be no assurance that the SEC will issue the order. The Portfolios do not intend to effect the Reorganization without receiving the order from the SEC.

	Pursuant to the Fund's Declaration of Trust, approval of the Reorganization will require the affirmative vote of a majority of the shares of the Ohio Portfolio represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present, as determined in accordance with the By-Laws. According to the By-Laws, the presence in person or by proxy of the holders of record of one-third of the shares of the Ohio Portfolio issued and outstanding and entitled to vote will constitute a quorum. For purposes of voting on the Reorganization, the Class A, Class B, Class C and Class Y shares, if any, of the Ohio Portfolio will vote together as a single class.

	Description of the National Portfolio's Shares. Full and fractional shares of the respective classes of shares of the National Portfolio will be issued to the Ohio Portfolio in accordance with the procedures detailed in the Plan and as described in the National Portfolio's Prospectus. Generally, the National Portfolio does not issue share certificates to shareholders unless a specific request is submitted to the National Portfolio's shareholder servicing agent. The shares of the National Portfolio to be issued to the Ohio Portfolio shareholders and registered on the shareholder records of the shareholder servicing agent will have no preemptive rights. See "Information on Shareholders Rights" and the Prospectus of the National Portfolio for additional information with respect to the shares of the National Portfolio.

	Federal Income Tax Consequences. For Federal income tax purposes, the exchange of assets of the Ohio Portfolio for shares of the National Portfolio is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, the Ohio Portfolio and the National Portfolio will receive an opinion from Sullivan & Cromwell to the effect that, on the basis of certain assumptions by counsel and certain representations by the Ohio and National Portfolios, as well as the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for Federal income tax purposes, upon consummation of the Reorganization, the following will apply:

	(1) 	the transfer of all or substantially all of the Ohio
Portfolio's assets in exchange for the National Portfolio's shares and the assumption by the National Portfolio of all stated liabilities of the Ohio Portfolio will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the National Portfolio and the Ohio
Portfolio will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

	(2) 	no gain or loss will be recognized by the National Portfolio upon the receipt of the assets of the Ohio Portfolio in exchange solely for the National Portfolio's shares and the assumption by the National Portfolio of all stated liabilities of the Ohio Portfolio;

	(3) 	no gain or loss will be recognized by the Ohio Portfolio
upon the transfer of the Ohio Portfolio's assets to the National Portfolio in exchange solely for the National
Portfolio's shares and the assumption by the National
Portfolio of all stated liabilities of the Ohio Portfolio or upon the distribution (whether actual or constructive) of the National Portfolio's shares to the Ohio Portfolio's shareholders;

	(4) 	no gain or loss will be recognized by shareholders of the
Ohio Portfolio upon the exchange, pursuant to the Reorganizaiton, of their Ohio Portfolio shares for the National Portfolio shares;

	(5) 	the aggregate tax basis of the National Portfolio shares to
be received by each Ohio Portfolio shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Ohio Portfolio shares surrendered in exchange therefor and the holding period of the National Portfolio shares to be received by each Ohio Portfolio shareholder will include the period during which the shares of the Ohio
Portfolio which are surrendered in exchange therefor were held by such shareholder (provided the Ohio Portfolio shares were held as capital assets on the date of the Reorganization); and

	(6)	the tax basis of the Ohio Portfolio's assets to be acquired
by the National Portfolio will be the same as the tax basis of such assets to the Ohio Portfolio immediately prior to the Reorganization. The holding period of the assets of the Ohio Portfolio in the hands of the National Portfolio will include the period during which such assets were held by the Ohio Portfolio.

	The foregoing opinion may state that no opinion is expressed as to the effect of the Reorganization on the National Portfolio, the Ohio Portfolio or the Ohio Portfolio's shareholders in respect of any asset as to which unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of each year under a mark-to-market system of accounting. The opinion may further state that the tax consequences described therein may not apply to the Ohio Portfolio shareholders that acquired shares upon the exercise of employee stock options or otherwise as compensation, that hold their shares as part of a "straddle" or "conversion transaction" or that are insurance companies, securities dealers, financial institutions or foreign persons.

	Shareholders of the Ohio Portfolio should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, shareholders of the Ohio Portfolio should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

	Capitalization. The following table, which is unaudited, shows the capitalization of the National Portfolio and the Ohio Portfolio as of August 29, 1997 and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value:

(In thousands, except
per share values)

(Unaudited)		National		Ohio		Pro forma for
			Portfolio		Portfolio		Reorganization

Net Assets		$384,896,084	$7,353,254	$392,249,338

Net asset value per share
	Class A		$14.03		$12.61		$14.03
	Class B		14.04		12.57		14.04
	Class C		14.01		12.58		14.01

Shares outstanding
	Class A		25,365,435	241,550		25,582,537
	Class B		1,003,409	274,793		1,249,431
	Class C		1,057,568	67,765		1,118,416

As of the Record Date, there were 241,550 outstanding Class A shares, 270,856 outstanding Class B shares, and 67,765 outstanding Class C shares of the Ohio Portfolio and 25,130,553 outstanding Class A shares, 1,012,652 outstanding Class B shares, and 1,060,505 outstanding Class C shares of the National Portfolio. As of the Record Date, there were no outstanding Class Y shares of either the Ohio Portfolio or the National Portfolio. As of the Record Date, the officers and Trustees of Smith Barney Muni Funds as a group beneficially owned less than 1% of the outstanding shares of the Ohio Portfolio and the National Portfolio, respectively. Except as set forth below, to the best knowledge of the Trustees of the Fund, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), owned beneficially or of record 5% or more of a Class of shares of the Portfolios except as indicated below.

							Percentage of Class Owned of Record
								or Beneficially

Name and			Portfolio and		As of the	Upon Consummation
Address				Class			Record Date	of the Reorganization

Smith Barney Inc.		Ohio Class A		29.28		less than 1%
c/o Sam Harris
Capital Market
388 Greenwich Street
New York, NY 10013

Anne C. Eiselstein TTEE		Ohio Class A		5.39		less than 1%
FBO William E. Eiselstein
U/A/D 10/18/96
P.O. Box 344
South Point, OH 45680-0344

Robert Burnett			Ohio Class B		5.37		1.04
Sub 1
18078 Williamsburg Oval
Strongsville, OH 44136-7093

Merle E. Troutwine and		Ohio Class C		20.32		1.10
Dorothy D. Troutwine JTWROS
1229 Broadway
Greenville, OH 45331-2450

Plaford E. Meredith		Ohio Class C		13.70		less than 1%
5063 Waterloo Road
Atwater, OH 44201-9345

Sandhya R. Nuthakki		Ohio Class C		7.28		less than 1%
Municipal Bond Account
4625 Schrubb Drive
Kettering, OH 45429-1984

Catherine Dare			Ohio Class C		6.58		less than 1%
1110 Main Street
Hamilton, OH 45013-1604

Nancy L. Schardt			Ohio Class C		5.90		less than 1%
1648 West Alex-Bell Road
Dayton, OH 45459-1246

James R. Sheele			National Class B		19.99		16.12
P.O. Box 2477
Williston, ND 58802-2477


PERFORMANCE INFORMATION FOR THE NATIONAL PORTFOLIO

		Management's Discussion and Analysis of Market Conditions and Portfolio Review (through March 31, 1997)

The National Portfolio's Performance and Investment Strategy

	For the year ended March 31, 1997, the Class A shares of the National Portfolio generated a total return of 5.41%. In comparison, the National Portfolio's Lipper Analytical Services, Inc. peer group average posted a total return of 4.81% for the same period. Lipper Analytical Services, Inc. is an independent fund tracking organization.

	Over the past fiscal year (ended March 31, 1997), the National Portfolio distributed dividends totaling $0.79 per Class A share; based on its net asset value (NAV) of $13.60 as of March 31, 1997 for Class A shares, this equates to an annualized distribution rate of 5.81%. For an individual in the federal income tax bracket of 36%, the National Portfolio's tax-free yield of 5.81% is equivalent to a taxable yield of 9.06%. According to the Internal Revenue Service, approximately 10% of U.S. taxpayers fall into the 36% federal income tax bracket.

	The National Portfolio seeks to provide investors with as high a level of current income exempt from federal income taxes as is consistent with a prudent investment approach. The National Portfolio has a bias towards good quality and higher coupon bonds, and Management tends to emphasize income rather than seeking total return through capital gains. It is noteworthy that the National Portfolio's superior long-term total return performance has been accomplished with minimal capital gains distributions. In addition, as a general rule, Management pays closer attention to the coupon, maturity and call structures of the National Portfolio's holdings rather than the specific purpose for which these municipal bonds are being issued.

	During the past fiscal year (ended March 31, 1997), the National Portfolio retained its high-quality orientation, broad sector diversification and good call protection. As of March 31, 1997, the National Portfolio's average weighted maturity was approximately 19 years and approximately 97% of the National Portfolio's holdings were rated investment grade (BBB/Baa and higher) by either Standard & Poor's Rating Service or Moody's Investor Service, Inc., with approximately 41% of the National Portfolio's investments rated AAA. Standard & Poor's Rating Service and Moody's Investor Services, Inc. are two major credit reporting and bond rating agencies. As of March 31, 1997, the National Portfolio's largest holdings were concentrated in hospital bonds (14.9%), single-family mortgage bonds (8.8%), escrowed to maturity bonds (8.7%) and pollution-control bonds (8.7%).

Market and Economic Overview

	The U.S. bond market experienced considerable volatility throughout the year ended March 31, 1997. In early 1996, a significant bond market sell-off was precipitated by a pick-up in inflationary fears that was caused by unexpected strength in the U.S. economy and concerns that the Federal Reserve Board ("Fed") would tighten rates in response. In retrospect, those concerns were unfounded because Fed monetary policy did not change throughout 1996. In fact, as U.S. economic growth moderated and concerns about Fed tightening eased, bond prices improved significantly.

	After his now-infamous remarks regarding "irrational exuberance" in the stock market in December, Fed chairman Alan Greenspan continued to warn investors about the possible re-emergence of higher inflation in the U.S. economy. In response to a steady stream of strong economic reports, the Fed raised the federal funds rate by 25 basis points, or 0.25%, in late March of this year. The federal funds rate is the interest rate banks charge each other for overnight loans and is a closely watched indicator of the direction of interest rates.

HISTORICAL PERFORMANCE (UNAUDITED)

Growth of $10,000 Invested in Class A Shares of the National Portfolio vs.
 Lehman Long Bond Index +

March 1987 -- March 1997


				Lehman Long
Date	National Portfolio 	Bond Index

3/87	$9,600		$10,000
9/87			$9,366
3/88	$9,464		$10,154
9/88			$10,795
3/89	$10,484		$11,224
9/89			$11,938
3/90	$11,452		$12,470
9/90			$12,686
3/91	$12,464		$13,649
9/91			$14,626
3/92	$13,822		$15,202
9/92			$16,306
3/93	$15,709		$17,428
9/93			$18,874
3/94	$16,166		$17,627
9/94			$17,826
3/95	$17,172		$19,154
9/95			$20,127
3/96	$18,689		$20,914
9/96			$21,818
3/97	$19,700		$22,232

+	Hypothetical illustration of $10,000 invested in Class A shares on March
31, 1987, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges through November 6, 1994, and thereafter at net asset value) and capital gains (at net asset value) through March 31, 1997. The Lehman
Long Bond Index is a broad based, total return index, comprised of 8,000 actual bonds which are all investment grade, fixed rate, long term maturities (greater that twenty-two years) and are selected from issues larger than $50 million dated since January 1984. The index is unmanaged and is not subject to the same management and trading expenses as a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in other classes.

	All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.


COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

	The following discussion, which summarizes the investment objectives, policies and restrictions of the National Portfolio and the Ohio Portfolio, is based upon and qualified in its entirety by the discussions, objectives, policies and restrictions in the Prospectuses of the National Portfolio and the Ohio Portfolio. For a full discussion of these issues as they relate to the National Portfolio, refer to the Prospectus which accompanies this Prospectus/Proxy Statement under the caption "Investment Objective and Management Policies" and for a discussion of these issues as they relate to the Ohio Portfolio, refer to the Ohio Portfolio Prospectus under the same caption.

	Investment Objective. The principal investment objective of the National Portfolio and of the Ohio Portfolio is that each seeks as high a level of income exempt from Federal income taxes as is consistent with prudent investing, although the Ohio Portfolio also seeks income exempt from the personal income taxes of Ohio. Both the National Portfolio's and the Ohio Portfolio's investment objective is fundamental and, as such, may be changed only by the "vote of a majority of the outstanding voting securities," as defined in the 1940 Act.

	Investment Policies. The investment policies of the National Portfolio and the Ohio Portfolio described below under "Primary Investments" are non-fundamental (except as otherwise noted) and, as such, may be changed by the Board without shareholder approval, provided such change is not prohibited by any fundamental investment restriction, or by applicable law, and any such change will first be disclosed in the then current prospectus.

	Primary Investments. The National Portfolio and the Ohio Portfolio invest primarily in municipal obligations. Each Portfolio invests in municipal obligations of varying maturities but typically invests in securities with remaining maturities of 5 to 30 years. The Portfolios operate subject to a fundamental policy that, under normal market conditions, the Portfolios will seek to invest at least 100% of their assets and the Portfolios will not invest less than 80% of their assets in municipal obligations the interest on which is exempt from Federal income taxes (other than the alternative minimum tax). The Ohio Portfolio also operates subject to a fundamental policy providing that, under normal market conditions, the Portfolio will invest at least 65% of its total assets in municipal obligations the interest on which is also exempt from the personal income taxes of the State of Ohio. Such obligations are issued to raise money for a variety of public projects that enhance the quality of life including health facilities, housing, airports, schools, highways and bridges. In addition, both Portfolios may invest up to 20% of their assets in taxable fixed-income securities but only in obligations issued or guaranteed by the full faith and credit of the United States.

	Municipal bonds purchased for both Portfolios must, at the time of purchase, be investment-grade municipal bonds and at least two-thirds of the Portfolios' municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A and Baa by Moody's Investors Service, Inc. ("Moody's") and AAA, AA, A and BBB by Standard & Poor's Corporation ("S&P") or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA-rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Portfolios may be invested in municipal bonds rated Baa or BBB or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Portfolio may invest. After the Portfolios purchase a municipal bond, the issuer may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Portfolio but the Manager will consider such an event in determining whether the Portfolio should continue to hold the security. The Portfolios' short-term municipal obligations will be limited to high grade obligations (obligations that are secured by the full faith and credit of the United States or are rated MIG1 or MIG2, VMIG1 or VMIG2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Portfolios may invest are floating or variable rate term demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and Revenue Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Portfolios may purchase participation interests ("Participations") in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Portfolios. Participations will be purchased only if management believes interest income on such Participations will be tax-exempt when distributed as dividends to shareholders.

	Municipal Obligations. Municipal Obligations are classified as general obligation and revenue. General obligations are secured by a municipal issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities or, in some cases from the proceeds of a special excise tax or other specific revenue source, but not from general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues.

	In attempting to achieve their respective investment objectives, the Portfolios may employ, among others, the following portfolio strategies:

	Illiquid Securities. The National Portfolio and the Ohio Portfolio may invest up to 10% and 15%, respectively, of the value of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market.

	Municipal Bond Index Futures. Each Portfolio may invest in municipal bond index futures (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposit on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments would be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or in market conditions but does not wish to liquidate the Portfolio's securities.

	Temporary Investments. Each of the Portfolios may invest up to 20% of its assets in taxable fixed income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States, and may invest more than 20% of its assets in U.S. Government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Portfolio's monies available for investment exceed the municipal obligations available for purchase that meet the Portfolio's rating, maturity and other investment criteria.

	When-Issued Securities. Each Portfolio may purchase new issues of Municipal Obligations on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. Each Portfolio will not accrue income with respect to a when-issued security prior to its stated delivery date. When-issued securities may decline in value before this actual delivery to a Portfolio. Each Portfolio will establish a segregated account with the Portfolio's custodian consisting of cash or other liquid high grade debt securities in an amount equal to the purchase price of the Portfolio's when-issued commitments. The Portfolio generally will purchase Municipal Obligations on a when-issued basis only with the intention of actually acquiring the securities, but the Portfolio may sell such securities before the delivery date if it is deemed advisable.

	The Portfolios may also engage in short-term trading consistent with their investment objectives.

	Restrictions. The Portfolios have adopted the following fundamental investment restrictions. Fundamental restrictions may not be changed without the approval of the holders of a "majority of the outstanding voting securities" of the respective Portfolio, as defined in the 1940 Act.

	1.  Neither Portfolio may invest more than 25% of its total assets taken at market value in any one industry, except that securities of the U.S.
Government, its agencies and instrumentalities, and, for the National
Portfolio, Municipal Obligations, are not considered an industry for purposes of this limitation.

	2. Neither Portfolio may borrow money, except that the Portfolios may borrow from banks for temporary purposes (such as facilitating redemptions or for extraordinary or emergency purposes) in an amount not exceeding 10% of the value of such Portfolio's total assets at the time the borrowing is made (not including the amount borrowed) and no investments will be made while borrowings exceed 5% of total assets. Each Portfolio is further prohibited from pledging or mortgaging its assets, except to secure permitted borrowing.

	3. Neither Portfolio may make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Portfolio's custodian, may be considered loans (the National Portfolio has no intention of entering into repurchase agreements).

	4.  Neither Portfolio may purchase securities on margin.

	5.  Neither Portfolio may make short sales of securities.

	6. Neither Portfolio may purchase or hold any real estate, except that it may invest in securities secured by real estate or interests therein or issued by persons (other than real estate investment trusts) which deal in real estate or interests therein.

	7. Neither Portfolio may purchase or sell commodities and commodity contracts, except that each may invest in or sell municipal bond index futures contracts as described above, provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets.

	8.  Neither Portfolio may underwrite the securities of other issuers.

	9. Neither Portfolio may write or purchase puts, calls, straddles, or spread options.

	10.  The National Portfolio may not with respect to 75% of the value of its total assets, purchase securities of any issuer if immediately thereafter more than 5% of total assets at market value would be invested in the securities of any issuer (except that this limitation does not apply to obligations issued or guaranteed either by the U. S. Government or its agencies or instrumentalities).

	11. The National Portfolio may not invest in securities issued by other investment companies, except as permitted by Section 12(d)(1) of the 1940 Act or in connection with a merger, consolidation, acquisition or reorganization.

	12. The National Portfolio may not purchase or hold the securities of any issuer, if to its knowledge, Trustees or officers of the Fund individually owning more than .5% of the securities of that issuer own in the aggregate more than 5% of such securities.

	Other Restrictions. As a matter of operating policy, the Portfolios may not (1) purchase oil, gas or other mineral leases, rights or royalty contracts or exploration or development programs, except that each Portfolio may invest in securities of issuers which operate, invest in, or sponsor such programs; or (2) invest more than 5% of their assets in unseasoned issuers, including their predecessors, which have been in operation for less than three years.


INFORMATION ON SHAREHOLDERS' RIGHTS

	General. The National Portfolio is a diversified fund under the 1940 Act and the Ohio Portfolio is a non-diversified fund under the 1940 Act. The Portfolios are both series of Smith Barney Muni Funds, an open-end management investment company. Smith Barney Muni Funds was organized on August 14, 1985 under the laws of Massachusetts and is an entity commonly known as a Massachusetts business trust. Smith Barney Muni Funds is governed by its Declaration of Trust and By-Laws, and its operations are subject to oversight by its Board of Trustees. Therefore, each Portfolio is governed by Massachusetts state law and federal law.

	Shares of beneficial interest in both of the Portfolios have a par value of $.001 per share. The number of authorized shares of each Portfolio that may be issued is unlimited. The Board of Trustees of Smith Barney Muni Funds has authorized the issuance of twenty series of shares, each representing shares in one of twenty portfolios, and may authorize the issuance of additional series of shares in the future. In each Portfolio, Class A shares, Class B shares, Class C shares and Class Y shares represent interests in the assets of the Portfolio and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of a particular class of shares are borne solely by such class of shares. Each class has exclusive voting rights with respect to provisions of the Portfolio's Rule 12b-1 distribution plan, if any, which pertains to that class.

	Trustees. The Declaration of Trust of Smith Barney Muni Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the trust or until such Trustee sooner dies, resigns or is removed. A Trustee may be removed with cause by written instrument, signed by at least two-thirds of the remaining Trustees. Vacancies on the Board of Trustees may be filled by the Trustees remaining in office. A meeting of shareholders will be required for the purpose of electing additional Trustees whenever fewer than a majority of the Trustees then in office were elected by shareholders.

	Voting Rights. Neither Portfolio holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of a Portfolio, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Portfolio's outstanding shares. On each matter submitted to a vote of the shareholders of a Portfolio, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Portfolio's books. With respect to matters relating to Smith Barney Muni Funds requiring a majority shareholder vote as described in the Declaration of Trust, a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide such matter.

	Liquidation or Termination. In the event of the liquidation or termination of either of the Portfolios, the shareholders of the Portfolio are entitled to receive, when, and as declared by the Trustees, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated Portfolio. The assets so distributed to shareholders of the liquidated or terminated Portfolio will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated Portfolio.

	Liability of Trustees. Under the Declaration of Trust and By-Laws of Smith Barney Muni Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Declaration of Trust of Smith Barney Muni Funds further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of Smith Barney Muni Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

	Rights of Inspection. Shareholders of Smith Barney Muni Funds have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

	Shareholder Liability. Under Massachusetts law, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of such Massachusetts business trust. Smith Barney Muni Funds' Declaration of Trust, however, disclaims shareholder liability for acts or obligations of Smith Barney Muni Funds and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund. The Declaration of Trust also provides for indemnification out of the property of the Fund for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Shares of the National Portfolio issued to the shareholders of the Ohio Portfolio in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights.

	The foregoing is only a summary of certain characteristics of the operations of the National and Ohio Portfolios. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the trust documents and Massachusetts law governing the Portfolios for a more thorough description.


ADDITIONAL INFORMATION ABOUT
THE NATIONAL PORTFOLIO
AND THE OHIO PORTFOLIO

	The Ohio Portfolio. Information about the Ohio Portfolio is incorporated herein by reference from its current Prospectus dated July 29, 1997, and in the Statement of Additional Information dated July 29, 1997, which have been filed with the SEC. A copy of such Prospectus and Statement of Additional Information is available upon request and without charge by writing to Smith Barney Muni Funds on behalf of the Ohio Portfolio at 388 Greenwich Street, New York, New York 10013 or by calling (800) 224-7523.

	The National Portfolio. Information concerning the operation and management of the National Portfolio is incorporated herein by reference from its current Prospectus dated July 29, 1997, a copy of which is enclosed herewith, and the Statement of Additional Information dated July 29, 1997, which has been filed with the SEC. A copy of such Statement of Additional Information is available upon request and without charge by writing to Smith Barney Muni Funds on behalf of the National Portfolio at 388 Greenwich Street, New York, New York 10013 or by calling (800) 224-7523.

	Both the National Portfolio and the Ohio Portfolio are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These reports can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC, 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.


OTHER BUSINESS

	The Board does not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


VOTING INFORMATION

	This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board to be used at the Special Meeting of Shareholders to be held at 10:00 a.m. New York City time on November 21, 1997, at 388 Greenwich Street, New York, New York 10013 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Ohio Portfolio on or about October 3, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of one-third of the shares of the Ohio Portfolio issued and outstanding and entitled to vote at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker "non-votes" will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of Smith Barney Muni Funds, 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

	Approval of the Reorganization will require the affirmative vote of a majority of the shares of the Ohio Portfolio represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present. For purposes of voting on the Reorganization, the Class A, Class B, Class C and Class Y shares, if any, of the Ohio Portfolio shall vote together as a single class. Shareholders of the Ohio Portfolio are entitled to one vote for one share. Fractional shares are entitled to proportional voting rights.

	Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal interviews conducted by officers or employees of Smith Barney and its affiliates and/or by First Data, the transfer agent of the Fund. In addition, Applied Mailing Systems, Inc., an affiliate of the transfer agent ("Applied Mailing") or an agent of Applied Mailing, may call shareholders of the Ohio Portfolio to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his social security number, in the case of an individual, or a taxpayer identification number, in the case of an entity. The shareholder's telephone vote will be recorded and a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions. Shareholders voting by telephone may vote for or against any proposal. Although a shareholder's vote may be taken by telephone, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. The aggregate cost of solicitation of the shareholders of the Ohio Portfolio is expected to be approximately $10,000. Expenses of the Reorganization, including the costs of proxy solicitation, the preparation of this Prospectus/Proxy Statement and enclosures attached hereto and reimbursement of expenses for forwarding solicitation material to beneficial owners of shares of the Ohio Prospectus will be borne by Smith Barney.

	In the event that sufficient votes to approve the Reorganization are not received by November 21, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies.
In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

	The votes of the shareholders of the National Portfolio are not being solicited by this Prospectus/Proxy Statement.


FINANCIAL STATEMENTS AND EXPERTS

	The statements of assets and liabilities, including the schedules of investments, of the Ohio Portfolio and the National Portfolio as of March 31, 1997, and the related statements of operations for the year then ended, changes in net assets for each of the years in the two-year period then ended and financial highlights for each of the years in the five-year period then ended, have been incorporated by reference into the Statement of Additional Information dated September [24], 1997 relating to this Prospectus/Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants and upon the authority of such firm as experts in accounting and auditing.


LEGAL MATTERS

   	Certain legal matters concerning the Federal income tax implications of the Reorganization, and the issuance of shares of the National Portfolio, will be passed upon by Sullivan & Cromwell, 125 Broad Street, New York, NY 10004.
In rendering its opinion as to the issuance of the shares, Sullivan & Cromwell may rely on an opinion of Massachusetts counsel as to certain matters under Massachusetts law.


		THE BOARD OF TRUSTEES OF THE FUND, INCLUDING THE "INDEPENDENT" TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY
UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE
VOTED IN FAVOR OF APPROVAL OF THE PLAN.


EXHIBIT A

PLAN OF REORGANIZATION

	THIS PLAN OF REORGANIZATION (the "Plan") is adopted as of the 12th day of November 1996, and amended as of the 3rd day of September, 1997, by Smith Barney Muni Funds ("Smith Barney Muni Funds"), a Massachusetts business trust with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of the National Portfolio (the "Acquiring Fund") and the Ohio Portfolio (the "Acquired Fund").

	This Plan is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A, Class B, Class C and Class Y shares of beneficial interest of the Acquiring Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share") and the assumption by the Acquiring Fund of all stated liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and the termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Plan.

1.	TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND
SHARES AND ASSUMPTION OF THE ACQUIRED FUND'S SCHEDULED LIABILITIES AND
LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

	1.1. Subject to the terms and conditions herein set forth, the Acquired Fund agrees to transfer its assets as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2 (ii) to deliver to the Acquired Fund the number of Class B Acquiring Fund Shares, including fractional Class B Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class B shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class B Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (iii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iv) to deliver to the Acquired Fund the number of Class Y Acquiring Fund Shares, including fractional Class Y Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class Y shares computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class Y Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2.; and (iv) to assume certain scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3.
Such transactions shall take place at the closing provided for in paragraph
3.1 (the "Closing").

	1.2.	 The assets of the Acquired Fund to be acquired by the Acquiring
Fund shall consist of all or substantially all of its property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

	1.3. The Acquired Fund will endeavor to discharge all its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

	1.4. As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the
"Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Shareholders of Class A, Class B, Class C and Class Y shares of the Acquired Fund shall receive Class A, Class B, Class C and Class
Y shares, respectively, of the Acquiring Fund. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund's shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

	1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

	1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

	1.7. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of the Commonwealth of Massachusetts and in accordance with its governing documents.

2.	VALUATION

	2.1. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

	2.2. The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

	2.3. All computations of value shall be made by Smith Barney Mutual Funds Management Inc. in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.	CLOSING AND CLOSING DATE

	3.1. The Closing Date shall be December 5, 1997, or such later date as the Acquired Fund and the Acquiring Fund may adopt by resolution of Smith Barney Muni Funds' Board of Trustees. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, or at such other time and/or place as Smith Barney Muni Funds may adopt by resolution of its Board of Trustees.

	3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

	3.3. The Acquired Fund shall deliver at the Closing a list of the names and addresses of the Acquired Fund's shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date.

	3.4. The Closing is contingent upon receipt by Smith Barney Muni Funds of a favorable opinion of Sullivan & Cromwell, addressed to Smith Barney Muni Funds and satisfactory to Christina T. Sydor, Esq., as Secretary of Smith Barney Muni Funds, based upon certain assumptions by counsel and certain representations by the Acquiring Fund and the Acquired Fund substantially to the effect that for federal income tax purposes:

	(a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all stated liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all stated liabilities of the Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all stated liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Acquired
Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange, pursuant to the Reorganization, of their Acquired Fund shares for the Acquiring Fund
Shares and the assumption by the Acquiring Fund of all stated liabilities of the Acquired Fund; (e) the aggregate tax basis for the Acquiring Fund Shares to be received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization) the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder and (f) the tax basis of the Acquired Fund's assets to be acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired
Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

	The foregoing opinion may state that no opinion is expressed as to the effect of the Reorganization on the National Portfolio, the Ohio Portfolio or the Ohio Portfolio shareholders in respect of any asset as to which unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of each year under a mark-to-market system of accounting. The opinion may further state that the tax consequences described therein may not apply to the Ohio Portfolio shareholders that acquired shares upon the exercise of employee stock options or otherwise as compensation, that hold their shares as part of a "straddle" or "conversion transaction" or that are insurance companies, securities dealers, financial institutions or foreign persons.


4.	BROKERAGE FEES AND EXPENSES

	4.1. No brokers or finders will be entitled to receive any payments in connection with the transactions provided for herein.

	4.2. Except as may be otherwise provided herein, Smith Barney will pay the expenses incurred in connection with entering into and carrying out the provisions of this Plan, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Plan and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for:
(i) all fees and expenses related to the liquidation and termination of the Acquired Fund; and (ii) fees and expenses of the Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's custodian and transfer agent incurred in connection with the Reorganization.

	Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Plan.



5.	TERMINATION

	5.1. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of Smith Barney Muni Funds, at any time prior to the Closing Date if circumstances should develop that, in the opinion of the Board, make proceeding with the Plan inadvisable.

	5.2. In the event of any such termination, the Acquired Fund and the Acquiring Fund shall each bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 4.


6.	GOVERNING LAW

	This Plan shall be governed by and construed in accordance with the laws of the State of New York.








STATEMENT OF ADDITIONAL INFORMATION dated September [24], 1997

NATIONAL PORTFOLIO
a separate investment portfolio of
SMITH BARNEY MUNI FUNDS
388 Greenwich Street
New York, New York 10013
(800) 224-7523


OHIO PORTFOLIO
a separate investment portfolio of
SMITH BARNEY MUNI FUNDS
388 Greenwich Street
New York, New York 10013
(800) 224-7523

	This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of the Ohio Portfolio (the "Acquired Fund") to the National Portfolio (the "Acquiring Fund") in exchange for Class A, Class B, Class C and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

	1. Statement of Additional Information of Smith Barney Muni Funds dated July 29, 1997.

	2. Annual Report of Smith Barney Muni Funds, National Portfolio for the fiscal year ended March 31, 1997.

	3. Annual Report of Smith Barney Muni Funds, Ohio Portfolio for the fiscal year ended March 31, 1997.

	This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated October 3 , 1997, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free 1-800-224-7523. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated September [24], 1997.


The date of this Statement of Additional Information is September [24], 1997.



PROSPECTUS OF SMITH BARNEY MUNI FUNDS - NATIONAL PORTFOLIO DATED JULY 29, 1997 IS INCORPORATED BY REFERENCE TO POST EFFECTIVE AMENDMENT NO. 39 TO THE SMITH BARNEY MUNI FUNDS REGISTRATION STATEMENT ON FORM N1-A FILED ON JULY 28, 1997. REFERENCE NOS. 2-99861 AND 811-4395.
ACCESSION NUMBER: 91155-27-334


STATEMENT OF ADDITIONAL INFORMATION OF SMITH BARNEY MUNI FUNDS DATED JULY 29,1997 IS INCORPORATED BY REFERENCE TO POST EFFECTIVE AMENDMENT NO. 39 TO THE SMITH BARNEY MUNI FUNDS REGISTRATION STATEMENT ON FORM N-1A FILED ON JULY 28, 1997
ACCESSION NUMBER: 91155-27-334


ANNUAL REPORT OF SMITH BARNEY MUNI FUNDS - NATIONAL PORTFOLIO FOR THE FISCAL YEAR ENDED MARCH 31, 1997.
ACCESSION NUMBER: 91155-97-276

ANNUAL REPORT OF SMITH BARNEY MUNI FUNDS - OHIO PORTFOLIO FOR THE FISCAL YEAR ENDED MARCH 31, 1997.
ACCESSION NUMBER: 91155-97-276


PART C

OTHER INFORMATION

Item 15.	Indemnification

		The response to this item is incorporated by reference to "Liability of Trustees" under the caption "Comparative Information on Shareholder's Rights" in Part A of this Registration Statement.

Item 16. 	Exhibits

		(1)	(a)	Restated Declaration of Trust dated
as of April 23, 1986 is incorporated herein by reference to Exhibit 1 to Pre-Effective Amendment No.
1 to the Trust's Registration Statement on Form N-1A,
File Nos. 2-99861 and 811-4395, filed with the Securities and Exchange Commission (the "SEC") on June
18, 1986 (the " Initial Registration Statement").

			(b)	Instrument of the Trustees
Establishing and Designating Classes of shares of Certain Series of the Trust is incorporated herein by reference to Exhibit 1(b) to Post-Effective Amendment
No. 24 to the Initial Registration Statement filed with the SEC on December 21, 1992

		(2)	By-laws of the Trust are incorporated by
reference to Exhibit 2 to Pre-Effective Amendment No. 2 to the Initial Registration Statement filed with the SEC on July 29, 1986.

		(3)	Not applicable.

		(4)	Plan of Reorganization (included as Exhibit A to
Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).

		(5)	Not applicable.

		(6)	Management Agreement between The National
Portfolio and Mutual Management Corp. is incorporated by reference to Exhibit 5(c) to Post-Effective Amendment No. 18 to the Initial Registration Statement filed with the SEC on May 31, 1991.

		(7)	Distribution Agreement between Smith Barney Muni
Funds and Smith Barney, Harris Upham & Co. Incorporated is incorporated by reference to Exhibit 6 to Post-Effective
Amendment No. 7 to the Initial Registration Statement filed with the SEC on February 17, 1989.

		(8)	Not Applicable

		(9)	Custodian Agreement between Smith Barney Muni
Funds and Provident National Bank is incorporated by reference to Exhibit 8 to Pre-Effective Amendment No. 1 to the Initial Registration Statement filed with the SEC on June 18, 1986.

		(10)	Rule 12b-1 Plan incorporated by reference to the
Initial Registration Statement.

		(11)	Opinion and consent of Sullivan & Cromwell with
respect to validity of shares. (filed herewith).

		(12)	Opinion and consent of Sullivan & Cromwell with
respect to tax matters (filed herewith).

		(13)	Not Applicable

		(14)	Consent of KPMG Peat Marwick LLP (filed
herewith).

		(15)	Not Applicable.

		(16)	Not Applicable.

		(17)	(a)	Form of Proxy Card (filed herewith).

		(17)	(b)	Registrant's Declaration pursuant to
Rule 24f-2 is incorporated by reference to the Initial
Registration Statement.

		(17) 	(c)	Powers of Attorney**



**	Incorporated by reference to Registrant's Form N-14 (File No. 333-12709)
Filed with the Commission on September 25, 1996.

Item 17.	Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.




SIGNATURES


	Pursuant to the requirements of the Securities Act of 1933, as amended, SMITH BARNEY MUNI FUNDS, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 24th day of September, 1997.



	SMITH BARNEY MUNI FUNDS

	By:  \s\ 	Heath B. McLendon
	Heath B. McLendon
	Chief Executive Officer


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Title	Date

\s\ Heath B. McLendon	Chairman of the Board and	September 24, 1997
Heath B. McLendon	Chief Executive Officer (Trustee)

\s\ Lewis E. Daidone 	Senior Vice President and		September 24, 1997
Lewis E. Daidone	Treasurer (Chief Financial and
			Accounting Officer)

\s\ Donald R. Foley*	Trustee				September 24, 1997
Donald R. Foley

\s\ Paul Hardin* 		Trustee				September 24, 1997
Paul Hardin

\s\ Francis P. Martin*	Trustee				September 24, 1997
Francis P. Martin

\s\Roderick C. Rasmussen*Trustee				September 24, 1997
Roderick C. Rasmussen

\s\ John P. Toolan* 	Trustee				September 24, 1997
John P. Toolan

* Pursuant to Power of Attorney previously filed.



EXHIBIT INDEX

Exhibit Number		Description

(11)			Opinion and consent of Sullivan & Cromwell
			with respect to validity of shares.

(12)			Opinion and consent of Sullivan & Cromwell
			with respect to tax matters.

(14)			Consent of KPMG Peat Marwick LLP

(17)(a)			Form of Proxy Card